October 29, 2021

Via EDGAR

Mr. Frank Knapp

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

RE:	TG Venture Acquisition Corp.

Registration Statement on Form S-1, as amended (File No. 333-258773)

Request for Acceleration of Effectiveness

Dear Mr. Knapp:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ThinkEquity LLC, as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m., Eastern Time, on November 2, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through October 29, 2021, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated October 15, 2021, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate